SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of December 31, 2004 and 2005 are as follows:

	2004 ThU.S.$	2005 ThU.S.$
Assets
Current assets	1,401,502	1,463,562
Property, plant and equipment	4,785,352	5,490,879
Other assets	109,318	77,012

Total assets	6,296,172	7,031,453

	2004 ThU.S.$	2005 ThU.S.$
Liabilities and Shareholders’ Equity
Current liabilities	425,955	431,108
Long-term liabilities	1,860,317	2,338,343
Minority interest	6,847	12,900
Shareholders’ equity	4,003,053	4,249,102

Total liabilities and shareholders’ equity	6,296,172	7,031,453

Total assets increased by 11.7%, or U.S.$735 million, from December 31, 2004 to December 31, 2005. This increase is mainly attributable to an increase in property, plant and equipment.

Total liabilities increased by U.S.$483 million from December 31, 2004 to December 31, 2005. This increase is mainly attributable to an increase in net long-term bank borrowings of U.S.$164 million and an increase of U.S.$226 million in bonds.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

The main financial and operating ratios are as follows:

	12/31/2004	12/31/2005
Liquidity ratios
Current ratio	3.29	3.39
Acid ratio	2.03	1.88

The increase in the current ratio from 2004 to 2005 is primarily attributable to a decrease in current liabilities for payments related to the bond obligations’ short-term maturity.

The increase in the current acid ratio from 2004 to 2005 is attributable to an increase in inventory and prepaid expenses.

	12/31/2004	12/31/2005
Debt indicators
Debt to equity ratio	0.57	0.65
Short-term debt to total debt	0.19	0.16
Long-term debt to total debt	0.81	0.84
Financial expenses covered	6.89	4.63

The debt ratio was at 0.57 and 0.65 in December 31, 2004 and December 31, 2005, respectively.

Current liabilities went from 19% of total liabilities at the end of December 31, 2004 to 16% of total liabilities at the end of December 31, 2005, due to the payment of the short-term bond debt.

The ratio of financial expenses covered decreased from 6.89 points to 4.63 points in 2005. The decrease is attributable to an increase in financial expenses in 2005 and a lower net income in 2005.

	12/31/2004	12/31/2005
Operational ratios
Inventory turnover	1.88	2.19
Inventory turnover (excluding forests)	3.41	3.79
Inventory permanence (days)	191.97	164.72
Inventory permanence (excluding forests)	105.52	95.05

The ratio of inventory turnover increased from 1.88 to 2.19 points. The increase is primarily attributable to an increase in sales volume in 2005 in relation to the previous year. For this reason, the inventory permanence ratio decreased in 2005.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

	12/31/2004 ThU.S.$	12/31/2005 ThU.S.$
Operating income
Pulp	1,006,382	991,412
Sawn timber, cut wood, plywood and fiber panels	986,322	1,237,288
Forestry products	61,685	88,478
Other	20,663	56,411

Total operating income	2,075,052	2,373,589

	12/31/2004 ThU.S.$	12/31/2005 ThU.S.$
Operating costs
Timber	222,208	310,712
Forestry work	168,630	199,307
Depreciation	126,000	158,569
Other costs	367,021	551,242

Total operating costs	883,859	1,219,830

Analysis of Operating Income

Operating income includes net income of U.S.$667 million in 2005 compared to U.S.$806 million in 2004, a decrease of U.S.$139 million, primarily due to an increase in administration and sales expenses, principally for shipping and freight expenses.

Analysis of Non-Operating Loss

There was a non-operating loss of U.S.$84 million during 2004, compared to a non-operating loss of U.S.$126 million in 2005. The change was primarily caused by an increase in non-operating loss as described in the following table:

Item	Million U.S.$
Financial Incomes	5
Exchange rate	(21)
Financial expenses	(27)
Others	1

Increase non-operating loss	(42)

The financial expenses were primarily attributable to the increase in bank obligations and public liabilities for bond issues.

The negative balance in the current exchange rate is attributable to the valuation of the Chilean peso and the devaluation of the euro against the U.S. dollar.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

	12/31/2004	12/31/2005
Profitability ratios
Equity yield	15.50	10.62
Asset performance ratio	9.78	6.58
Operating asset ratio	13.59	10.15
Income per share (U.S.$)	5.22	3.87
EBITDA *	981,155	859,181
Income after tax (ThU.S.$)	585,271	432,935

*	Earnings before income tax, interest, depreciation, amortization and extraordinary items.

Operational income ThU.S.$	806,489	667,014
Financial expenses ThU.S.$	(123,453)	(150,372)
Non-operating expenses ThU.S.$	(84,471)	(126,642)

3.	MARKET SITUATION

Pulp

The world market for pulp continues without major changes in its activity levels and without significant changes in prices. The European paper market, the main pulp consumer in the world market, continues to experience difficulties due to the greater supply than demand with respect to some types of paper.

A moderate increase in pulp prices has been observed during the months of January and February 2006, due to more local activity in Asia and some pulp production problems in the area.

During 2005, Arauco permanently shutdown some high-cost production plants in North America which has led to an increase in demand on the plants that have recently started to operate.

Arauco’s competition in the long fiber world market is predominately concentrated in Canada, the United States, Sweeden and Finland, and for short fiber, in Brazil and Indonesia.

Arauco has an approximately four percent share in the global market for bleached pulp of long and short fiber.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

Wood

In 2005, there was an improvement in the market for sawn timber.

The outlook for 2006 is positive, due to expectations of growth in the timber market.

During 2005, sales were positive in Mexico and the Middle East. Sales remained the stable in Asia and the United States. In the domestic market, however, sales and prices in U.S. dollars have increased due to the appreciation of the peso.

Increased supply and in the inventory of distributors affected the moldings market in the United States during 2005, which caused prices to decrease. Prices began to increase by the end of 2005 due to the exit of certain Chilean and Brazilian producers from the market. The outlook for 2006 is better, given an improved balance between supply and demand.

Aditionally, the reduction in maritime fleets will have a positive impact on our export returns.

Panels

The demand in the world market for panels has caused the Company to steadily increase its production capacity, which reached to more than two million cubic meters in 2005. This increase was aided by the acquisition of the assets owned by Louis Dreyfus in Argentina and Brazil, the results of which were first noticed beginning in November and March, respectively.

Currently, Arauco manages four product lines: processed sawn-wood panels under the Arauco Ply brand, MDF under the Trupán brand, HB under the Cholguán brand and compressed wood under the Faplac brand. The four product lines are marketed in over forty-one countries in Europe, Asia, Oceania, North America and Latin America.

During 2005 the new Nueva Aldea plant was launched. The plant, which is located in the Nueva Aldea forest-industrial complex owned by Arauco in the Eighth Region of Chile, represented a U.S. $50 million investment. The Board of Directors approved the increase of sawn timber production capacity to 450,000 cubic meters per year. This investment will be completed by the last quarter of 2007. The investment will place Arauco among the key players in the world sawn timber market, with production exceeding 800,000 cubic meters per year.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

We have developed our principal sawn timber markets in the United States, Mexico, Chile and Europe. Prices in 2005 were lower than in 2004, but higher than they have been historically. It is estimated that prices will decrease slightly during 2006 because of the correlation between home construction in the United States and demand, which also affects Mexico given the size of the market.

Prices of MDF increased slightly during 2005 and it is expected that the demand for this product will increase during 2006 in our main markets, which are Chile, Brazil, Argentina, the United States, Mexico and other Latin American countries.

Prices of compressed wood also increased slightly during 2005. Brazil, Argentina and Chile, our principal markets, have a slightly better consumption outlook for 2006.

The North American market in MDF moldings has experienced a high demand, which is consistent with our increases in capacity. Prices decreased strongly in 2005 as compared to 2004, but they are now slightly higher than historical prices.

Nueva Aldea Project (formerly known as Itata)

The Nueva Aldea project contemplated the construction of a mill, a panel plant, a cutting plant and a thermal plant for steam generation and electric production its first phase of construction, with an investment of U.S.$ 140 million. The first phase has developed as planned and began operations at the end of 2004. In its second phase, the project contemplates the construction of a pulp plant with a projected opening in mid-2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

4.	ANALYSIS OF CASH FLOW

	12/31/2004 ThU.S.$	12/31/2005 ThU.S.$
Operating cash flow	716,058	801,424
Cash flow from financing activities	(127,601)	54,564
Cash flow from investment activities	(787,841)	(862,755)

Net cash flow for the period	(199,384)	(6,767)

The increase in operating cash flow to U.S.$801 million in 2005 from U.S.$716 million in 2004 was due to an increase in trade accounts receivable and a higher value added tax export reimbursement, partially offset by an increase in payments to suppliers and interest and income taxes paid.

The net positive cash flow from financing activities of U.S.$55 million was due to a net increase in bond obligations in 2005.

The variation in cash flow from investment activities is largely due to the impact of an increase in investments in related companies in 2005, particularly due to acquisitions from Louis Dreyfus S.A. in Argentina and Brazil.

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2005, a relation between fixed rate debts and total consolidated debt of approximately 75.29%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in note 2, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly since January 1, 2002, when they began maintaining their accounting records and preparing their financial statements in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

December 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2004 ThU.S.$	2005 ThU.S.$
ASSETS
CURRENT ASSETS :
Cash	10,491	24,265
Time deposits	43,795	32,276
Marketable securities (note 3)	332,126	280,276
Trade accounts receivable (note 4)	346,976	303,885
Notes receivable	8,088	6,491
Other receivables	25,122	42,791
Notes and accounts receivable from related parties (note 18)	4,062	2,202
Inventories (note 5)	507,150	609,126
Recoverable taxes	44,321	66,064
Prepaid expenses	30,456	44,405
Deferred tax assets (note 15)	1,291	1,681
Other current assets	47,624	50,100

Total current assets	1,401,502	1,463,562

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	390,389	460,476
Forests	2,122,267	2,221,263
Buildings and other infrastructure	1,703,764	1,852,728
Machinery and equipment	1,725,647	2,011,943
Other	661,087	951,868
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(1,886,571)	(2,076,168)

Net property, plant and equipment	4,785,352	5,490,879

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	55,996	81,955
Investments in other companies	218	254
Goodwill (note 8)	8,753	6,251
Negative goodwill (note 8)	(949)	(72,341)
Long-term receivables	12,005	18,684
Intangibles	659	743
Amortization	(268)	(339)
Other (note 9)	32,904	41,805

Total other non-current assets	109,318	77,012

Total assets	6,296,172	7,031,453

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets, continued

December 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2004	2005
	ThU.S.$	ThU.S.$
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current bank borrowings (note 10)	—	51,945
Current portion of long-term bank borrowings (note 14)	2,733	69,629
Current portion of bonds (note 12)	208,640	34,468
Current portion of other long term liabilities	476	511
Dividends payable	1,524	1,660
Trade accounts payable	120,819	168,875
Notes payable	—	5,438
Sundry accounts payable	5,126	9,689
Notes and accounts payable to related companies (note 18)	822	3,452
Accrued liabilities (note 13)	37,587	60,973
Withholding taxes	8,268	16,658
Income tax payable	38,455	3,358
Deferred income	888	3,774
Other current liabilities	617	678

Total current liabilities	425,955	431,108

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	451,606	497,078
Bonds (note 12)	1,282,500	1,682,500
Sundry accounts payable	5,927	5,099
Accrued liabilities	16,801	24,745
Deferred tax liabilities (note 15)	98,216	91,924
Other long-term liabilities	5,267	36,997

Total long-term liabilities	1,860,317	2,338,343

Minority interest (note 23)	6,847	12,900

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,459,746	1,475,904
Retained earnings	1,686,520	2,051,069
Provisory dividends	(86,833)	(69,343)
Net income for the year	590,444	438,296

Total shareholders’ equity	4,003,053	4,249,102

Total liabilities and shareholders’ equity	6,296,172	7,031,453

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

December 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2004	2005
	ThU.S.$	ThU.S.$
OPERATING INCOME:
Sales revenue	2,075,052	2,373,589
Cost of sales	(883,859)	(1,219,830)
Gross profit	1,191,193	1,153,759
Administration and selling expenses	(384,704)	(486,745)

Operating income	806,489	667,014

NON-OPERATING INCOME:
Interest earned	26,275	31,484
Share of net income of related companies (note 7)	6,473	7,207
Other non-operating income (note 21)	8,798	9,889
Amortization of goodwill (note 8)	(3,519)	(3,399)
Interest expenses	(123,453)	(150,372)
Other non-operating expenses (note 22)	(15,061)	(16,503)
Price-level restatement (note 1)	347	775
Foreign currency exchange rate (note 1)	15,669	(5,723)

Non-operating loss	(84,471)	(126,642)

Income before taxes, minority interest and amortization of negative goodwill	722,018	540,372
Income taxes (note 15)	(136,747)	(107,437)
Income before minority interest and amortization of negative goodwill	585,271	432,935
Minority interest (note 23)	(321)	(72)
Income before amortization of negative goodwill	584,950	432,863
Amortization of negative goodwill (note 8)	5,494	5,433

Net income	590,444	438,296

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows

December 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2004	2005
	ThU.S.$	ThU.S.$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	590,444	438,296
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	2,206	(590)
Items affecting income not involving the movement of cash:
Depreciation	132,486	165,110
Amortization of intangibles	33	37
Write-offs and provisions	1,247	2,190
Profit from investments accounted for under the equity method	(6,473)	(7,207)
Amortization of goodwill	3,519	3,399
Amortization of negative goodwill	(5,494)	(5,433)
Net price level restatement	(347)	(775)
Foreign currency exchange rate	(15,669)	5,723
Others	32,690	63,760
Decrease (Increase) in current assets:
Clients and debtors	(122,312)	(127,868)
Inventory	(71,157)	(81,296)
Other current assets	3,483	(36,276)
Increase (Decrease) in current liabilities:
Suppliers and creditors	31,338	273,171
Interest payable	20,417	(4,689)
Provision for income taxes	70,661	4,068
Other current liabilities	48,986	109,804

Net cash flows from operating activities	716,058	801,424

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows, continued

December 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2004	2005
	ThU.S.$	ThU.S.$
CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	307,697	310,815
Bonds issue	—	400,000
Loans paid	(259,869)	(270,135)
Bonds paid	—	(175,000)
Dividends paid	(175,387)	(207,724)
Other	(42)	(3,392)

Net cash flow from financing activities	(127,601)	54,564

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	2,860	1,893
Purchase of property, plant and equipment	(728,769)	(665,986)
Permanent investments	(6,691)	(244,428)
Capitalized interest paid	(14,688)	(18,769)
Sales of other investments	2	40,000
Purchase of other investments	(40,000)	—
Other investments	(555)	24,535

Net cash flow from investment activities	(787,841)	(862,755)

Net cash flows from operating, investing and financing activities	(199,384)	(6,767)
Effect of inflation	5,927	(11,331)
Net decrease in cash and cash equivalents	(193,457)	(18,098)
Initial balance of cash and cash equivalents	550,066	356,609

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	356,609	338,511

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of December 31, 2004 and 2005 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(a)	Organization and basis of presentation, continued

	Interest of the Company as of December 31, 2005			Total as of December 31, 2004
Subsidiary company	Direct %	Indirect %	Total %	Total %
Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.99
Arauco Distribución S.A.	—	99.99	99.99	99.99
Arauco Do Brasil Ltda. (Brazil)	—	—	—	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Europe S.A. (Switzerland)	0.01	99.97	99.98	99.98
Arauco Forest Brasil S.A. (Ex-L.D. Forest Products S.A.) (Brazil)	—	99.99	99.99	—
Arauco Forest Products B.V.(The Netherlands)	—	99.99	99.99	99.99
Arauco Generación S.A.	98.00	1.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	0.17	99.82	99.99	99.99
Arauco Internacional S.A.	98.03	1.96	99.99	99.99
Arauco Perú S.A. (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Caif S.A. (Argentina)	—	99.99	99.99	—
Controladora de Plagas Forestales S.A.	—	51.40	51.40	51.09
Ecoboard S.A. (Argentina)	—	99.99	99.99	—
Ecoresin S.A. (Argentina)	—	99.99	99.99	—
Faplac S.A. (Argentina)	—	99.99	99.99	—
Flooring S.A. (Argentina)	—	60.00	60.00	—
Forestal Arauco Costa Rica S.A. (Costa Rica)	14.20	85.79	99.99	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0.21	99.78	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	—	97.31	97.31	97.31
Forestal Concepción S.A. (Panamá)	—	99.99	99.99	—
Forestal Cono Sur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Los Lagos S.A.	—	79.94	79.94	—
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	10.00	89.99	99.99	99.99
Inversiones Celco S.L. (Spain)	32.02	67.97	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Molduras Trupán S.A.	1.00	98.99	99.99	99.99
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Placas Do Parana S.A. (Brazil)	—	99.99	99.99	—
Servicios Logísticos Arauco S.A.	45.00	54.99	99.99	99.99
Southwoods Arauco-Lumber and Millwork LLC (U.S.A.)	—	99.61	99.61	99.61
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements; and

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”).

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements, relating to the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos, is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(ii)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous December 31
December 31, 2004	116.84	2.4%
December 31, 2005	121.12	3.7%

The values of the CPI used for the price-level restatement for the two most recent fiscal periods were as follows:

	Index	Change from previous November 30,
November 30, 2004	117.28	2.5%
November 30, 2005	121.53	3.6%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the year-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexation of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
December 31, 2004	17,317.05
December 31, 2005	17,974.81

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the relevant observed exchange rate reported by the Central Bank of Chile. The observed exchange rates for foreign currencies reported by the Central Bank on the specified dates were as follows:

	At December 31,
	2004 U.S.$ 1	2005 U.S.$ 1
Chilean peso (Ch$)	557.40	512.50
Euro	0.73	0.85
Argentine peso (Ar$)	2.97	3.02
Brazilean real (R$)	2.65	2.34
Unidad de Fomento (UF)	0.03	0.03

The differences arising in the valuation of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the year in which they arise. Realized and unrealized losses and realized gains on interest rate swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the year in which they arise. See note 1(o).

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Year ended December 31,
	2004 ThU.S.$ Credit (Charge)	2005 ThU.S.$ Credit (Charge)
Assets, liabilities and equity restated by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	(653)	(856)
Property, plant and equipment, net	509	263
Inventories	273	620
Other assets and liabilities, net	292	262

Net effect on income	421	289

Price-level restatement of income statement accounts	(74)	486

Credit (charge) to income by CPI	347	775

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for foreign currency exchange rate:

	Year ended December 31,
	2004 ThU.S.$ Credit (Charge)	2005 ThU.S.$ Credit (Charge)
Assets restated by foreign currency
Trade accounts receivable	2,095	2,944
Other assets	17,691	8,965
Liabilities restated by foreign currency
Bank borrowings	—	(4,349)
Trade accounts payable	(5,029)	(6,413)
Dividends payable	2 530	1,274
Other liabilities	(1618)	(8,144)

Net effect on income from foreign currency	15,669	(5,723)

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest. Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

Investment in money market funds are stated at market value based on year-end quoted values.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the average price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the year, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment

(i)	Property, plant and equipment, excluding forests

The property, plant and equipment of the Company and those of its subsidiaries that maintain their accounting records and prepare their financial statements in U.S. dollars are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

The Company has conducted an impairment analysis of its significant assets and concluded that no impairment charge is necessary.

(ii)	Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves.”

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 20% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

Investment in related companies acquired through December 31, 2003 are accounted for using the equity method, in accordance with Circular Letter No. 368 of the Chilean Securities Commission.

Investment in related companies acquired after December 31, 2003 are accounted for using the proportional net worth method, in accordance with Circular Letter No. 1697 of the Chilean Securities Commission.

Investments in foreign companies are accounted for in accordance with Technical Bulletin No. 64 of the Accountants Association of Chile.

(h)	Income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular 1466 of the Chilean Securities Commission. The effects of deferred income taxes up to January 1, 2000 that were not previously recorded were recognized in accordance with the transitional period provided by Technical Bulletin No. 60, against a contra asset or liability account (“complementary accounts”) and were recorded. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes by January 1, 2000 are recognized in income as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax assets to an amount that is more likely than not to be realized.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each year-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 5%.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the year in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$1,968 thousand and U.S.$ 3,382 thousand for the year ended December 31, 2004 and 2005, respectively.

(l)	Negative goodwill on investments

Any excess of the fair value of net assets (book value until December 31, 2003) of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period or the life time of acquired assets.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of fair value of net assets (book value until December 31, 2003) is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period or the life time of acquired assets.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months. Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and in general, all cash flows not defined as resulting from financing or investing activities. The operating concept used in this statement is broader than that in the consolidated statements of income.

(o)	Interest rate swaps

Interest rate swap agreements are considered hedges of existing items and accounted for in accordance with Technical Bulletin No. 57 of the Accountants Association of Chile.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction in the cost of the forests. These amounts are realized as income on sale of the related finished goods.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on analyses of collectibility on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded in accordance with Technical Bulletin No. 70 of the Accountants Association of Chile.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

(x)	Translation of foreign subsidiaries

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(y)	Translation of foreign subsidiaries, continued

•	Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant year.

Until December 31, 2001, under B.T. No. 64, each investment in foreign subsidiaries was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment,” as the foreign investment itself was measured in U.S. dollars. For the years ended December 30, 2005 and 2004, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

As of December 31, 2005, the Company’s investments in Argentina represented 9.3% of its consolidated assets, compared to 10.8 as of December 31, 2004.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may affect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the years covered in these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKETABLE SECURITIES

Marketable securities as of each year-end, were as follows:

	As of December 31,
	2004 ThU.S.$	2005 ThU.S.$
Mutual fund units	332,126	280,276

Total marketable securities	332,126	280,276

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each year-end were as follows:

	As of December 31,
	2004 ThU.S.$	2005 ThU.S.$
Trade accounts receivable	355,759	312,360
Allowance for doubtful accounts	(8,783)	(8,475)

Total trade accounts receivable	346,976	303,885

As of December 31, 2004 and 2005, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of December 31,
	2004 ThU.S.$	2005 ThU.S.$
Finished goods (pulp)	37,552	32,691
Finished goods (timber and panels)	124,712	164,590
Finished goods on consignment (pulp)	28,118	30,385
Work in progress	7,370	12,469
Sawlogs, pulpwood and chips	18,163	36,528
Raw material	50,299	65,403
Forests under exploitation	225,197	246,929
Pending imports	1,274	1,162
Other	14,465	18,969

Total inventories	507,150	609,126

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each year-end is detailed below by class of asset:

	As of December 31,
	2004 ThU.S.$	2005 ThU.S.$
Buildings and other infrastructure	2,608	2,496
Machinery and equipment	275	240

Total increase in value due to technical revaluation of property, plant and equipment	2,883	2,736

Depreciation of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of December 31,
	2004 ThU.S.$	2005 ThU.S.$
Depreciation of:
Property, plant and equipment (excluding land and forests)	131,956	164,963
Technical revaluation	530	147

Total	132,486	165,110

Accumulated depreciation was as follows:

	As of December 31,
	2004 ThU.S.$	2005 ThU.S.$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	1,821,614	2,011,064
Technical revaluation	64,957	65,104

Total	1,886,571	2,076,168

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

Forests

The cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of December 31,
	2004 ThU.S.$	2005 ThU.S.$
Cost of forests	715,023	805,825
Commercial valuation increment	1,407,244	1,415,438

Total	2,122,267	2,221,263

7.	INVESTMENTS IN RELATED COMPANIES

During 2005, Arauco made the following investments in related companies:

On January 6, 2005, through the subsidiary Forestal Valdivia S.A., Arauco acquired 80% of the company Forestal Los Lagos S.A. for U.S.$ 21.4 million. As a result of this investment, U.S.$ 2.5 million was allocated to adjustment of acquired assets and U.S.$ 0.9 million to goodwill.

On March 9, 2005, through our Brazilian subsidiary Arauco Do Brasil Ltda., Arauco acquired the Brazilian company L.D. Forest Products S.A. for U.S.$ 168 million. As a result of this investment, U.S.$ 68.3 million was allocated to adjustment of acquired assets and U.S.$ 65.2 million to a negative goodwill. In October 2005, Arauco Do Brasil Ltda. was restructured. As a result of this process, the assets and liabilities of Arauco Do Brasil Ltda. Were transferred to the subsidiaries Placas do Paraná S.A. and Arauco Forest Brasil S.A.

On October 31, 2005, through our subsidiary Industrias Forestales S.A., Arauco acquired the company Louis Dreyfus S.A.S. in Argentina for U.S.$55 million. As a result of this transaction, U.S.$5.6 million was allocated to adjustments of acquired assets and U.S.$11,7 million to a negative goodwill.

Pursuant to the Chilean Securities Commission’s Circular Letter No. 1697, Arauco is conducting additional analyses of some assets that eventually will be added to the currently reported values.

During 2004, Arauco made the following investment in related companies:

On January 5, 2004, the subsidiary Forestal Celco S.A. acquired 149,999,999 shares and the subsidiary Forestal Arauco S.A. acquired one share of Forestal Celsur S.A. for U.S.$ 6.7 million. In December 2004, Forestal Celco S.A. and Forestal Celsur S.A. were merged.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES, continued

Received dividends

On December 31, 2005, Arauco received dividends of U.S.$1,545 thousand (U.S.$1,098 thousand in 2004) from the company Puerto de Lirquén S.A. and U.S.$301 thousand (U.S.$301 thousand in 2004) from the company Inversiones Puerto Coronel S.A.

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

The investments in related companies at each year-end were as follows:

	As of December 31,
	Percentage Participation		Investment Value		Net income of investee
	2004%	2005%	2004 ThU.S.$	2005 ThU.S.$	2004 ThU.S.$	2005 ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	20,920	24,290	2,267	2,457
Inversiones Puerto Coronel S.A.	50.00	50.00	9,745	11,084	1,971	1,632
Servicios Corporativos Sercor S.A.	20.00	20.00	630	969	130	260
Eka Chile S.A.	50.00	50.00	24,701	28,305	2,105	601
Dynea Brasil S.A.	0.00	50.00	—	17,307	—	2,257

Total			55,996	81,955	6,473	7,207

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

8.	GOODWILL AND NEGATIVE GOODWILL

a)	Negative goodwill as of each year-end was as follows:

	As of December 31,
	2004		2005
	Amortization for the year ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the year ThU.S.$	Balance of negative goodwill ThU.S.$
Alto Paraná S.A.	343	—	—	—
Licancel S.A.	680	—	—	—
Forestal Cholguán S.A.	4,422	932	931	1
Maderas Prensadas Cholguán S.A.	49	17	17	—
Arauco Forest Brasil S.A. (ex -L.D. Forest Products S.A.) (*)	—	—	4,485	60,682
Ecoresin S.A. (*)	—	—	—	7,415
Ecoboard S.A. (*)	—	—	—	4,243

Total negative goodwill	5,494	949	5,433	72,341

(*)	Pursuant to the Chilean Securities Commission’s Circular Letter No. 1697, the Company is conducting additional analyses of some assets that eventually will be added to the currently reported values.

b)	Goodwill as of each year-end was as follows:

	As of December 31,
	2004		2005
	Amortization for the year ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the year ThU.S.$	Balance of goodwill ThU.S.$
Forestal El Aguaray S.A.	12	—	—	—
Paneles Arauco S.A.	786	590	590	—
Eka Chile S.A.	2,421	7,263	2,421	4,842
Southwoods-Arauco Lumber L.L.C.	300	900	300	600
Forestal Los Lagos S.A.	—	—	88	809

Total goodwill	3,519	8,753	3,399	6,251

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each year-end were as follows:

	As of December 31,
	2004	2005
	ThU.S.$	ThU.S.$
Recoverable taxes	19,007	18,911
Bond issue expenses	11,530	12,008
Discounts on bond issues	1,744	3,162
Forestry roads	—	3,273
Other	623	4,451

Total other non-current assets	32,904	41,805

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Note to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of year-end were as follows:

	As of December 31,
	2004 ThU.S.$	2005 ThU.S.$
Total outstanding	—	51,945
Principal outstanding	—	51,945
Weighted average annual interest rate	—	4.48

Current bank borrowings were denominated as follows:

	As of December 31,
	2004 ThU.S.$	2005 ThU.S.$
Obligations in foreign currency	—	51,945
Obligations in local currency	—	—

Total current bank borrowings	—	51,945

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of December 31,
	2004 ThU.S.$	2005 ThU.S.$
Current portion of bonds	208,640	34,468
Current portion of other long-term liabilities	476	511
Trade accounts payable	120,819	168,875
Accounts and notes payable to related parties	822	3,452
Current provisions	37,587	60,973
Sundry accounts payable and other liabilities	54,878	41,255

Total	423,222	309,534

(b)	The percentages of these obligations in foreign and local currency, were as follows at year-end:

	As of December 31,
	2004%	2005%
Foreign currency	69.98	50.91
Local currency	30.02	49.09

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had seven series of Yankee Bonds outstanding as of December 31, 2005.

The balances of the bonds were as follows:

	As of December 31,
	2004 ThU.S.$	2005 ThU.S.$
Current
Yankee Bonds 1st Issue	292	292
Yankee Bonds 2nd Issue	183,382	4,834
Yankee Bonds 3rd Issue	8,749	8,749
Yankee Bonds 4th Issue	8,914	8,914
Yankee Bonds 5th Issue	7,303	7,303
Yankee Bonds 6th Issue	—	4,376

Total current (including accrued interest)	208,640	34,468

Long-term
Yankee Bonds 1st Issue	100,000	100,000
Yankee Bonds 2nd Issue	225,000	225,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	300,000	300,000
Yankee Bonds 6th Issue	—	400,000

Total long-term	1,282,500	1,682,500

Less total accrued interest	33,640	34,468

Total principal outstanding	1,457,500	1,682,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue	Yankee Bonds 6th Issue
Issue date	Dec. 15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003	April 20, 2005
Authorized Amount (nominal)	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000
Authorized Amount (outstanding)	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 270,500	10 years ThU.S.$ 387,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000
Issue amount	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000
Amounts Authorized but not issued	—	—	—	—	—	—
Principal Repayment	December 2007	12 years September 2009 20 years September 2017	August 2010	September 2011	July 2013	April 2015
Interest rate (excluding effects of any interest rate swap)	7.00%	12 years 7.20% 20 years 7.50%	8.625%	7.75%	5.125%	5.625%
Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

As of December 2005, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2006(*)	34,468
2007	100,000
2008	—
2009	100,000
2010 and thereafter	1,482,500

Total	1,716,968

(*)	This amount includes U.S.$34,468 thousand of accrued interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of December 31,
	2004 ThU.S.$	2005 ThU.S.$
Accrual for staff vacations	6,735	10,852
Plant maintenance accrual	4,560	8,610
Standby letters of credit	385	276
Accrual for contingencies	456	1,340
Staff severance indemnities	1,164	2,365
Selling and other transportation costs provisions	2,118	6,720
Electrical expense provision	5,616	5,357
Staff salary and benefits	4,397	6,887
Forestry activity expenses	344	1,445
Pending monthly provisional payments	6,282	7,660
Chlorate Plant provision	1,437	1,413
Services and fees provision	—	2,162
Other current liabilities	4,093	5,886

Total accrued liabilities	37,587	60,973

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of December 31,
	2004 ThU.S.$	2005 ThU.S.$
Balance at beginning of year	14,613	17,429
Provision during the year	2,837	4,568
Provision with charge to assets	498	258
Payments during the year	(519)	(799)

Balance as of year-end	17,429	21,456

	As of December 31,
	2004 ThU.S.$	2005 ThU.S.$
Shown in the balance sheet as:
Current	1,164	2,365
Long-term	16,265	19,091

Total	17,429	21,456

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each year-end were as follows:

		As of December 31, 2004		As of December 31, 2005
Bank or financial institution	Denomination	Long-term Portion ThU.S.$	Short- term Portion ThU.S.$	Long-term Portion ThU.S.$	Short- term Portion ThU.S.$
J.P. Morgan-Chase (Argentine Collateral Trust) (1)	U.S.$	250,000	191	200,000	50,151
Tesoro Argentino (2)	U.S.$	1,606	700	1,114	790
Citigroup (Revolving Facility) (3)	U.S.$	200,000	1,842	240,000	1,853
Santander Overseas Bank Inc. (4)	U.S.$	—	—	12,000	251
Banco Alfa	U.S.$	—	—	—	4,002
Banco Alfa	R$	—	—	252	88
Banco Itau	R$	—	—	7,263	555
Banco Safra	R$	—	—	242	103
Banco Modal	R$	—	—	5,775	295
Banco Sampo	U.S.$	—	—	9,820	3,300
Banco ABN	U.S.$	—	—	1,939	1,001
Banco HSBC	U.S.$	—	—	—	4,163
DEG	Euro	—	—	6,738	1,944
IFC	U.S.$	—	—	11,935	1,133

Total long-term bank borrowings		451,606	2,733	497,078	69,629

The weighted average interest rates for long-term foreign currency-denominated debt for the years ended December 31, 2004 and 2005 were 5.64% and 5.49%, respectively. Arauco enters into interest rate swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

Six-month LIBOR on December 31, 2004 and 2005 was 2.78% and 4.69%, respectively.

(1)	The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread. Interest payments are due semi-annually and principal is payable in five semi-annual payments, which begin December 12, 2006.

(2)	Alto Paraná owed an initial aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(3)	On August 3, 2004, the Company obtained a syndicated loan for U.S.$ 240 million with a group of banks lead by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The credit is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes.

The term of the credit is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

(4)	The subsidiary Forestal Los Lagos S.A. obtained a U.S.$ 12 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars and had a variable interest rate of LIBOR plus 0.50%. Interest payments are due semi-annually while the loan principal is repayable in seven semi- annually payments, which begin on January 2, 2007.

(b) Debt distribution

As of December 31, 2004 and 2005, long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in U.S. dollars.

(c)	Maturity of long-term bank borrowings

As of December 31, 2005, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2007	124,903
2008	191,507
2009	175,868
2010 and thereafter	4,800

Total	497,078

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

•	Consolidated net worth must not be less than U.S.$ 2,500 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries determine and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$ 125,665 thousand and U.S.$104,793 thousand for the years ended December 31, 2004 and 2005, respectively. Furthermore, Arauco established provisions for U.S.$ 96 thousand as of December 31, 2004 and U.S.$238 thousand as of December 31, 2005, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of December 31,
	2004 ThU.S.$	2005 ThU.S.$
Income tax	(125,665)	(104,793)
Adjustment to prior year’s tax expense	1,094	1,774
Provisions estimated in accordance with Article No. 21 of the Income Tax Law in Chile	(56)	(238)
Deferred income tax	(12,187)	(4,186)
Tributary benefit for tributary losses	96	659
Amortization of complementary accounts	(197)	(653)
Changes in valuation provision	168	—

Total Income Tax	(136,747)	(107,437)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of December 31, 2005 were as follows:

	Retained Earnings		Shareholders’
	With Credit ThU.S.$	Without Credit ThU.S.$	Tax Credit ThU.S.$
Balance as of December 31, 2004	210,826	3,032	42,113
Balance as of December 31, 2005	196,693	23,590	38,527

Total	407,519	26,622	80,640

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1(h), as of December 31, 2004 and 2005 Arauco recorded accumulated deferred taxes arising from temporary differences as follows:

	As of December 31, 2004
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,147	149	—	—
Deferred revenues	2,073	3	—	—
Accrual for staff vacations	1,101	—	—	—
Production costs	—	—	6,489	—
Value difference and property, plant and equipment depreciation	—	—	—	105,989
Capitalized expenses	—	—	4,119	9,348
Obsolescence reserve	636	—	—	—
Debt issue and project expenses	—	—	—	2,623
Staff severance indemnities	1,971	753	—	—
Tax loss carry forwards	2,719	2,171	—	—
Property, plant and equipment valuation	—	35,527	—	14,491
Accrual for contingencies	405	—	—	—
Plant maintenance accrual	367	—	—	—
Argentine peso devaluation	2,088	2,088	—	—
Other	2,419	525	1,014	1,458
Leasing assets	—	—	294	594

Total	15,926	41,216	11,916	134,503

Complementary accounts, net of accumulated amortization (1)	(2,719)	(14,380)	—	(15,479)
Valuation provision	—	(6,028)	—	—

Total	13,207	20,808	11,916	119,024

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of December 31, 2005
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,081	153	—	—
Deferred revenues	751	45	—	—
Accrual for staff vacations	1,391	—	—	—
Production costs	—	—	7,961	—
Capitalized expenses	—	—	6,734	14,220
Value difference and property, plant and equipment depreciation	—	—	559	121,889
Staff severance indemnities	2,340	899	—	—
Debt issue and project expenses	—	—	—	2,726
Obsolescence reserve	668	—	—	—
Accrual for contingencies	253	1,570	—	—
Tax loss carry-forwards	4,518	25,739	—	—
Property, plant and equipment valuation	—	31,362	—	6,547
Plant maintenance accrual	1,108	—	—	—
Argentine peso devaluation	1,972	—	—	—
Other	5,599	721	580	2,109
Leasing assets	130	420	577	423

Total	20,811	60,909	16,411	147,914

Complementary accounts, net of accumulated amortization (1)	(2,719)	(4,477)	—	(5,481)
Valuation provision	—	(5,923)	—	—

Total	18,092	50,509	16,411	142,433

(1)	These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves.” These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$1,236 thousand during the year ending December 31, 2004 and U.S.$262 thousand during the year ending December 31, 2005.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each year-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each year-end.

		At December 31,
	Currency	2004 ThU.S.$	2005 ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	4,655	3,849
Cash and banks	Ch$	2,890	3,572
Cash and banks	Ar$	2,002	11,969
Cash and banks	R$	—	1,235
Cash and banks	Euro	125	824
Cash and banks	Mx$	787	1,509
Cash and banks	Other currencies	32	1,307
Time deposits and marketable securities	U.S.$	210,485	172,792
Time deposits and marketable securities	Ch$	51	205
Time deposits and marketable securities	R$	—	26,905
Time deposits and marketable securities	Euro	140,455	112,628
Time deposits and marketable securities	Ar$	24,930	22
Trade accounts receivable	U.S.$	236,576	200,283
Trade accounts receivable	Ch$	33,596	41,553
Trade accounts receivable	Ar$	42,102	20,559
Trade accounts receivable	R$	3,770	24,241
Trade accounts receivable	Euro	7,449	12,241
Trade accounts receivable	Mx$	1,881	2,485
Trade accounts receivable	Other currencies	21,602	2,523
Other accounts receivable	U.S.$	3,737	9,967
Other accounts receivable	Ch$	28,508	32,855
Other accounts receivable	Ar$	4,894	5,831
Other accounts receivable	R$	—	1,898
Other accounts receivable	Euro	—	596
Other accounts receivable	Mx$	—	260
Other accounts receivable	Other currencies	133	77
Inventories	U.S.$	495,172	596,133
Inventories	Ch$	11,978	12,993
Other current assets	U.S.$	58,242	74,774
Other current assets	Ch$	44,316	69,272
Other current assets	Ar$	19,448	7,688
Other current assets	R$	328	8,794
Other current assets	Mx$	269	1,197
Other current assets	Other currencies	1,089	525

Total current assets		1,401,502	1,463,562

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At December 31,
	Currency	2004 ThU.S.$	2005 ThU.S.$
Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	4,757,662	5,453,687
Property, plant and equipment	Ch$	27,690	37,192
Other assets	U.S.$	67,607	28,427
Other assets	Ch$	21,438	27,430
Other assets	Ar$	19,614	20,499
Other assets	R$	—	583
Other assets	Mx$	15	17
Other assets	Other currencies	644	56

Total property, plant and equipment and other assets		4,894,670	5,567,891

Total assets		6,296,172	7,031,453

		At December 31,
	Currency	2004 ThU.S.$	2005 ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings	U.S.$	—	51,945
Current portion of long-term bank borrowings	Euro	—	1,944
Current portion of long-term bank borrowings	R$	—	1,041
Current portion of long-term bank borrowings	U.S.$	2,733	66,644
Current portion of bonds	U.S.$	208,640	34,468
Notes and trade accounts payable	U.S.$	26,067	41,716
Notes and trade accounts payable	Ch$	77,682	106,675
Notes and trade accounts payable	Euro	1,417	3,551
Notes and trade accounts payable	Mx$	624	207
Notes and trade accounts payable	Other currencies	—	2,265
Notes and trade accounts payable	R$	—	7,723
Notes and trade accounts payable	Ar$	15,851	15,628
Other current liabilities	U.S.$	17,828	29,084
Other current liabilities	Ch$	49,386	45,290
Other current liabilities	Euro	42	312
Other current liabilities	Other currencies	978	47
Other current liabilities	R$	366	13,937
Other current liabilities	Ar$	24,341	8,282
Other current liabilities	Mx$	—	349

Total current liabilities		425,955	431,108

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At December 31,
	Currency	2004 ThU.S.$	2005 ThU.S.$
Long-term liabilities:
Long-term bank borrowings	U.S.$	451,606	476,808
Long-term bank borrowings	R$	—	13,532
Long-term bank borrowings	Euro	—	6,738
Bonds	U.S.$	1,282,500	1,682,500
Other long-term liabilities	U.S.$	5,035	15,371
Other long-term liabilities	Ch$	116,638	91,865
Other long-term liabilities	Other currencies	639	1
Other long-term liabilities	R$	—	43,549
Other long-term liabilities	Ar$	3,694	7,809
Other long-term liabilities	Mx$	205	170

Total long-term liabilities		1,860,317	2,338,343

Total liabilities		2,286,272	2,769,451

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	As of December 31,
Company	Relationship	2004 ThU.S.$	2005 ThU.S.$	Transaction
(a) Current assets
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	2,081	—	Accounts receivable
Cía. Puerto de Coronel S.A.	Affiliate	146	154	Accounts receivable
Abastible S.A.	Affiliate	175	—	Accounts receivable
Eka Chile S.A.	Affiliate	1,660	1,766	Accounts receivable
Forestal del Sur S.A.	Affiliate	—	282	Accounts receivable

Total current assets		4,062	2,202

(b) Current liabilities
Compañía de Petróleos de Chile Copec S.A.	Affiliate of Shareholder	318	1,099	Accounts payable
Puerto de Lirquén S.A.	Affiliate	331	264	Accounts payable
Fantoni S.P.A.	Affiliate	—	1,573	Accounts payable
Fundación Educacional Arauco	Affiliate	154	422	Accounts payable
Abastible S.A.	Affiliate	—	93	Accounts payable
Servicios Corporativos Sercor S.A.	Affiliate	14	—	Accounts payable
Compañía de Turismo de Chile Ltda.	Affiliate	3	—	Accounts payable
Sigma S.A.	Affiliate	2	1	Accounts payable

Total current liabilities		822	3,452

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the years ended December 31, 2004 and 2005, Arauco had the following related party transactions that affected net income:

	Purchases (sales) Year ended December 31,
	2004 ThU.S.$	2005 ThU.S.$
(a) Compañía de Petróleos de Chile Copec S.A.:
Purchases of fuel	18,847	23,836
Other sales	(2)	(2)
Other purchases	—	—
(b) Puerto de Lirquén S.A.:
Port services	3,180	4,191
(c) Abastible S.A.:
Purchases of fuel	528	694
Other sales	—	(203)
Other purchases	—	3
(d) Compañía de Seguros Generales Cruz del Sur S.A.:
Direct insurance premiums	10,939	8,456
(e) Cía. Puerto de Coronel S.A:
Stockpiling services	5,976	5,875
(f) Portaluppi, Guzmán y Bezanilla Abogados
Legal advice	670	1,143
(g) Eka Chile S.A.
Purchase of sodium chlorate	16,684	17,388
Engineering services	—	—
Electricity sale	(12,862)	(16,067)
Other sales	(31)	(53)
Other purchases	573	360
(h) Forestal del Sur S.A.:
Purchase of wood and timber	—	3,442
Sales of chips	—	(7,220)
Administrative services	—	93
Purchase of assets	—	—
Other purchases	—	191
Received rent	—	(4)
Other sales	—	(3)
(i) ABC Comercial:
Other purchases	7	9
(j) Cartulinas CMPC S.A.:
Sales of pulp	(46)	(14)
(k) CMPC Celulosa S.A.:
Sales timber	(79)	(2,244)
Other purchase	20	117
Other sale	—	(88)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

	Purchases (sales) Year ended December 31,
	2004 ThU.S.$	2005 ThU.S.$
(l) CMPC Maderas S.A.:
Other purchase	96	416
Other sales	(3)	—
(m) CMPC Tissue S.A.:
Other purchase	—	4
(n) Dynea Brasil S.A.:
Purchase of chemical products	—	15,047
Purchase of melamine paper	—	6,229
Other sales	—	(359)
(ñ) Cenelca S.A.:
Purchase of electricity	—	471
Sales of electricity	—	(71)
(o) Empresa Dist. Papeles y Cartones S.A. Edipac:
Other purchase	—	47
(p) Empresas Copec S.A.:
Managing services	—	23
(q) Forestal Crecex S.A.:
Purchase of forests	1,980	—
(r) Forestal Mininco S.A.:
Purchase of forests (exchange)	8,871	—
Sales of forests (exchange)	9,390	—
Purchase of forests	15,660	—
Purchase timber	—	26
Other purchase	2,424	70
Sales timber	(288)	—
Other sales	(2)	(3)
(s) Forestal y Agrícola Monte Aguila S.A.:
Purchase of forests	36,831	—
(t) Sodimac S.A.:
Other purchase	—	18
Sales timber	—	(42,792)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS

Warranties

Full, unconditional and irrevocable warranty of the Company on behalf of its subsidiary Alto Paraná S.A., in relation to bonds (Títulos de Deuda) issued under the Financial Trust “Argentine Collateral Trust I” dated June 13, 2001 under the laws of the Republic of Argentina, for the amount of U.S.$ 250 million due on December 2008.

Binding bail of the Company on behalf of its subsidiary Arauco Generación S.A. in relation to the construction of a sodium chloride plant of Eka Chile S.A.

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia Plant:

1)	Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project.

The Company answered the charges before the Commission. Nevertheless, through Resolution No. 387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Fiscal Units (“UTM”) (1 UTM = Ch$31,571 as of December 31, 2005 for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300).

The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

2)	Pursuant to the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valvidia’s Department of Health Services resolved to fine Arauco 1,000 UTM and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia. The matter is currently pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

3)	Through Resolution No. 610 dated April 15, 2004 (of which the Company received notice on April 19, 2004), Valdivia’s Department of Health Services fined Arauco 1,000 UTM, due to odors at the Valdivia Plant. The Company appealed the fine in the appropriate Civil Court of Valdivia, case No. 1151-04, and the matter is currently in progress.

4)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution 182 dated March 15, 2005, COREMA resolved to sanction the Company with an 800 UTM fine. Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

5)	Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. Rol 785-2005, which is currently under process of notification, due to the fact that the notification first sent to the entity that placed the sanctioning resolution was nullified.

6)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the River Cruces, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA decided to sanction the Company with a 1,400 UTM fine. Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

7)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 UTM. This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

8)	Several complaints have been filed with the Warranty Court of Valdivia, due to alleged violations in connection with the operations of the Valdivia Plant. All the complaints are being addressed through a single investigation. The complaints charge alleged violations set forth in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office.

9)	On April 27, 2005, the Federal Defense Committee filed an indemnity demand (case 746-2005) against the Company in the First Civil Court of Valdivia for environmental harm and indemnities. The Company filed its response, and the matter is currently in progress.

10)	The Health Service of Valdivia fined Arauco 400 UTM due to a fatal accident involving an employee of Salfa Montajes S.A. who was working for the Company on the Valdivia project. The fine was appealed, and consequently, on June 10, 2005 the Civil Court of Valdivia, through case no. 879-2004, held that the Company was not responsible and cancelled the fine. The Health Service appealed the decision to the Court of Appeals of Valdivia. On October 6, 2005, the Court of Appeals of Valdivia affirmed the lower court’s decision. The Health Service has appealed this decision with the Supreme Court, through case no. 5,837-2005, and the matter is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

11)	Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 Annual Tributary Units (“UTA”) (1 UTA = U.S. $55,000 at the exchange rate as of December 31, 2005). The Company has appealed the decision, and the matter is currently in progress.

12)	Through Exempt Resolution No. 689 dated November 8, 2005, COREMA commenced a process to determine whether to impose sanctions against Arauco arising from alleged noncompliance regarding sulfur dioxide emissions.

On November 23, 2005, Arauco presented its defenses before COREMA. Through Exempt Resolution No. 60 dated January 30, 2006, COREMA sanctioned the Company with a warning.

13)	On January 25, 2006, the Health SEREMI commenced a proceeding against the Company, arising from a fatal accident in January 2006 involving Luis Alejandro Barrios Álvarez, an employee of the German Engineering company working in the Valdivia project. The proceeding is currently pending resolution.

B)	Arauco is subject to the following legal actions and proceedings affecting its Arauco Plant:

1)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation related to the aforementioned turpentine spill. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM.

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

2)	On June 7, 2005, individuals and associations related to small-scale fishers in Laraquete and Arauco filed a criminal complaint in Warranty Court for violation of Article 136 of the Fishing Law relating to potential harm to the fishing resources in the area of the Arauco Plant. The investigation is in progress in the District Attorney’s office.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

C)	Arauco is subject to the following legal actions and proceedings affecting its Nueva Aldea Forestry Industrial Complex:

1)	In January 2005, Deputy Mr. Alejandro Navarro Brain filed a proceeding in Warranty Court. The filing was in connection with the discharge of polluting substances into the Velenunque Estuary by the Itata Forestry Industrial Complex, allegedly taking place on December 31, 2004. The charge is for a violation of Article 291 of the Penal Code. The Public Ministry, after a four-month investigation, decided to declare itself incompetent, sending the case to the Quirihue District Attorney’s office. On November 28, 2005, the District Attorney decided to temporarily file the investigation. The Regional District Attorney of the Eighth Region approved this decision on January 3, 2006.

2)	On April 8, 2005, several appeal claims were filed against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Itata Forestry Industrial Complex, which had been approved on March 10, 2005. The aforementioned appeals were filed by individuals who participated in the development of the Study on Environmental Impact, with the participation of citizens. On May 4 and May 31, 2005, respectively, the Company and the Regional Environmental Commission of the Eighth Region informed the public about the appeals, which are currently in progress.

3)	The Chilean Commission of Nuclear Energy is currently investigating an incident at the Nueva Aldea plant involving the exposure of three employees of Echevarría Izquierdo Montajes Industriales S.A. to radiation while handling radioactive equipment owned by a subcontractor of Echevarría Izquierdo Montajes Industriales S.A. Because the incident involved employees of Echevarría Izquierdo Montajes Industriales S.A. and equipment owned by subcontractors of Echevarría Izquierdo Montajes Industriales S.A., rather than employees of, or equipment owned or operated by, the Company, we do not anticipate that the proceedings before the Chilean Commission of Nuclear Energy or any resulting official action would adversely affect the Company; however, there can be no assurance that the proceedings or any resulting official action will not adversely affect the Company.

4)	With regard to the abovementioned events, the Health SEREMI commenced a sanitation proceeding on December 15, 2005. The Company was one of various parties summoned under the proceedings. The proceeding is currently in progress.

D)	Arauco is subject to the following legal actions and proceedings affecting its Constitución Plant:

1)	On January 24, 2006, the Company was notified of a demand for an injunction brought by Álvaro Santa María Prieto and Alejandro Lagos Letelier in the Juzgado de Letras of Constitución, the civil and criminal court of first instance, seeking to modify the Company’s activities in the area with respect to air quality control guidelines.

The Company is not currently involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Other contingencies

The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The amounts of the fines in question reach Ch$111,130 thousand, and have been recorded in the consolidated financial statements.

As of December 31, 2005, the Company was not involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Restrictions

Due to the liabilities presented in the categories of banks borrowings and bonds, there are certain financial restrictions with which Arauco must comply. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Arauco’s Argentine subsidiary Alto Paraná S.A., due to its obligations with JPMorgan Chase (Argentine Collateral Trust), must comply with the following ratios:

(i) the total financial liabilities (excluding JPMorgan Chase’s debt) must not be greater than 65% of its shareholders’equity plus the debt with JPMorgan Chase; and

(ii) the ratio between EBITDA and excluded interests generated by the debt with JPMorgan Chase cannot be less than 1.75.

Both Arauco and its subsidiary Alto Paraná S.A. have complied with these restrictions as of December 31, 2005.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the years ended December 31, 2004 and 2005 are as follows:

December 31, 2004	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the year ThU.S.$	Total ThU.S.$
Balance as of December 31, 2003	347,551	5,625	1,483,076	1,433,461	(65,221)	409,192	3,613,684
Prior year income allocation	—	—	—	409,192	—	(409,192)	—
Dividends paid	—	—	—	(156,133)	65,221	—	(90,912)
Forestry reserve	—	—	(26,314)	—	—	—	(26,314)
Forestry reserve of consolidated subsidiaries	—	—	(2,775)	—	—	—	(2,775)
Conversion adjustment related to subsidiaries	—	—	5,759	—	— —	—	5,759
Interim dividends	—	—	—	—	(86,833)	—	(86,833)
Net income for the year	—	—	—	—	—	590,444	590,444

Balance as of December 31, 2004	347,551	5,625	1,459,746	1,686,520	(86,833)	590,444	4,003,053

December 31, 2005	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the year ThU.S.$	Total ThU.S.$
Balance as of December 31, 2004	347,551	5,625	1,459,746	1,686,520	(86,833)	590,444	4,003,053
Prior year income allocation	—	—	—	590,444	—	(590,444)	—
Dividend paid	—	—	—	(225,895)	86,833	—	(139,062)
Forestry reserve	—	—	10,123	—	—	—	10,123
Forestry reserve of consolidated subsidiaries	—	—	(1,929)	—	—	—	(1,929)
Conversion adjustment related to subsidiaries	—	—	7,964	—	—	—	7,964
Interim dividends	—	—	—	—	(69,343)	—	(69,343)
Net income for the year	—	—		—	—	438,296	438,296

Balance as of December 31, 2005	347,551	5,625	1,475,904	2,051,069	(69,343)	438,296	4,249,102

The number of shares authorized, issued and outstanding as of December 31, 2004 and 2005 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

21.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of December 31,
	2004 ThU.S.$	2005 ThU.S.$
Reimbursement of customs duties	4,701	4,680
Rental income	429	592
Insurance recoveries	305	1,171
Gain on sale of energy	156	—
Sale of materials and others	368	184
Reverse on sale expense provision of the previous year	768	—
Inventory adjustment	96	—
Other income	1,975	2,672
Gain on sale of fixed assets	—	590

Total other non-operating income	8,798	9,889

22.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of December 31,
	2004 ThU.S.$	2005 ThU.S.$
Other services and fees	1,433	58
Other depreciation and amortization	550	609
Write-off of damaged forest	612	474
Donations	215	540
Project expenses	3,102	3,234
Provision for uncollectible accounts receivable	382	628
Legal expenses	130	151
Taxes	3,645	4,681
Loss on sale of fixed assets	2,206	—
Sales expenses adjustment for the previous year	—	672
Contingencies provision	—	638
Write-off of inventory	1,038	54
Other expenses	1,748	4,042
Indemnities	—	722

Total other non-operating expenses	15,061	16,503

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

23.	MINORITY INTEREST

The equity value corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follows:

	As of December 31,
	2004 ThU.S.$	2005 ThU.S.$
Alto Paraná S.A.	204	190
Forestal Arauco S.A.	1,706	1,737
Forestal Cholguán S.A.	4,740	4,904
Controladora de Plagas Forestales S.A.	197	207
Forestal Los Lagos S.A.	—	4,941
Flooring S.A.	—	921

Total	6,847	12,900

Income corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follow:

	As of December 31,
	2004 ThU.S.$	2005 ThU.S.$
Alto Paraná S.A.	(21)	(15)
Forestal Arauco S.A.	(101)	(85)
Forestal Cholguán S.A.	(224)	(177)
Controladora de Plagas Forestales S.A.	25	14
Forestal Los Lagos S.A.	—	191

Total	(321)	(72)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS

From the Chilean Securities Commission

During the year December 31, 2005, neither the Company nor any of its Directors or Executives has received sanctions from the Chilean Securities Commission.

Through Exempt Resolution No. 196 dated April 22, 2004, the Chilean Securities Commission levied a sanction of 15 UF against the Company for not submitting a list of shareholders as of March 31, 2004.

From other administrative authorities

Sanctions received during 2005:

a)	The Company

1)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution dated March 15, 2005, COREMA resolved to sanction the Company with an 800 UTM fine. Arauco appealed that sanction on March 31, 2005, previous payment of 10% of the total claimed. The case is currently in progress.

2)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the River Cruces, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA decided to sanction the Company with a 1,400 UTM fine. Arauco appealed that sanction, previous payment of 10% of the total claimed. The case is currently in progress.

3)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 UTM. This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, the matter is currently in progress.

4)	Through a Fiscal Decision dated January 3, 2005, supplemented by a Fiscal Decision dated April 25, 2005, the Navy Administrative Authority of Talcahuano decided that, due to the industrial waste fluids discharge on October 13, 2004, the Company should be fined an amount equivalent to 7,500 gold pesos which was confirmed, through Resolution 12655/129, dated September 15, 2005, by the Navy Administrative Authority.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

5)	Through Resolution No. 17 dated January 12, 2005, COREMA filed proceedings against the Company applying sanctions against the Itata Forestry Industrial Complex, due to certain differences in capacity, size and other features of some units of the complex as compared to those established by the original Resolution of Environmental Qualification authorizing the construction. The Company filed an appeal on February 16, 2005. Nevertheless, through Resolution 256 dated September, 13, 2005 Arauco was fined 200 UTM.

6)	Through Resolution No. 292 dated May 2, 2005, COREMA resolved to begin sanction proceedings against the Valdivia Plant for alleged violations of the parameters for industrial fluid waste. On May 13, 2005, the Company filed its response. Through resolution No. 378, dated June 7, 2005, COREMA resolved to sanction the Company with a fine equivalent to 200 UTM.

7)	Through Resolution No. 428 dated July 6, 2005, COREMA resolved to begin a sanction proceeding against the Valdivia Plant due to an alleged mishandling of waste disposed in the dumping site of the Valdivia Plant. The Valdivia Plant filed its response. Nevertheless, COREMA fined the Company 300 UTM on September 5, 2005.

8)	Through Resolution No. 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent of Sanitary Services resolved to sanction the Company with a fine of 400 UTA. The Company has appealed the fine, and the matter is currently in progress.

9)	Through Resolution No. 12.655/130 dated September 15, 2005, the Navy Administrative Authority fined the Company an amount equivalent to 5,000 gold pesos due to a turpentine spill, which took place on August 23, 2004 at the Arauco Plant.

10)	Through Exempt Resolution No. 689 dated November 8, 2005, COREMA commenced a process to determine whether to impose sanctions against Arauco arising from alleged noncompliance regarding sulfur dioxide emissions.

On November 23, 2005, Arauco presented its defenses before COREMA. Through Exempt Resolution No. 60 dated January 30, 2006, COREMA sanctioned the Company with a warning.

11)	The National Customs Service fined the Company Ch$60,000,000 for an error in classifying certain imported merchandise. The fine was paid on August 19, 2005.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

12)	Through resolution dated April 22, 2005, the Health SEREMI fined Arauco 1,000 UTM due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. Rol 785-2005, which is currently under process of notification, due to the fact that the notification first sent to the entity that placed the sanctioning resolution was nullified.

13)	The Health Service of Valdivia fined Arauco 400 UTM due to a fatal accident involving an employee of Salfa Montajes S.A. who was working for the Company on the Valdivia project. The fine was appealed, and consequently, on June 10, 2005 the Civil Court of Valdivia, through case no. 879-2004, held that the Company was not responsible and cancelled the fine. The Health Service appealed the decision to the Court of Appeals of Valdivia. On October 6, 2005, the Court of Appeals of Valdivia affirmed the lower court’s decision. The Health Service has appealed this decision with the Supreme Court, through case no. 5,837-2005, and the matter is currently in progress.

b)	Arauco Generación S.A.

Through Exempt Resolution No. 1114 dated June 30, 2005 (notified to the Company on July 6, 2005) the Commission of Electricity and Fuels imposed a 70 UTA fine on Arauco’s subsidiary, Arauco Generación S.A., for an interruption of the electricity supply which affected the Central Interconnected System from Curico to Taltal on Friday, November 7, 2003. Arauco Generación S.A. is appealing the fine.

c)	Paneles Arauco S.A.

Regarding the Company’s subsidiary Paneles Arauco S.A., through Resolution No. 18 dated January 12, 2005, COREMA for the Eighth Region of Chile filed sanction proceedings against the Company regarding its panel plant located next to Nueva Aldea’s Forestry Industrial Complex. The Company has filed an appeal. Nevertheless, through Exempt Resolution No. 257 dated September 13, 2005, COREMA resolved to sanction Arauco with a warning.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

Sanctions received during 2004:

a)	The Company

1)	On April 6, 2004, in Resolution 554, the Health Board of Valdivia fined the Company 100 UTM for excessive noise levels at the Valdivia Plant. The Company paid the fine within the required legal period.

2)	On April 15, 2004, in Resolution 610, the Health Board of Valdivia fined the Company 1,000 UTM for the emission of odors at the Valdivia Plant. The Resolution was appealed to the Civil Court of Valdivia and is currently pending. The fine had been paid previously.

3)	On April 2, 2004 in case No. 288-2004, the Court of the Local Police of San José de la Mariquina, due to the lack of definite completion of the construction work at the Valdivia Plant, fined the Company $502,699,434 (U.S.$981 thousand at the exchange rate as of December 31, 2005). An appeal was filed with the Court of Appeals of Valdivia. On May 19, 2005, the Court of Appeals affirmed the lower court’s sentence, but reduced the fine to $12,567,486. The Municipality of San José de la Mariquina filed a complaint against the resolution which was dismissed by the Supreme Court. Thus, the reduction of the fine established by the Court of Appeals was confirmed.

4)	The Regional Environmental Commission, in Resolution 387, dated May 24, 2004, fined the Company 900 UTM for the non-fulfilment of norms and conditions established by the Evaluating System of Environmental Impact. The Resolution was appealed in the Civil Court of Puerto Montt on June 4, 2004. 10% of the total amount of the fine had been cancelled previously.

5)	In a resolution dated September 14, 2004 of case No. 298-04, the Police Tribunal of San José de la Mariquina charged the Company a fine of Ch$14,203,119 for functioning without a municipal license.

6)	In a resolution dated September 13, 2004 (of which the Company was notified on October 14, 2004), the Department of Municipal Works of San José de la Mariquina fined the Company Ch$31,847,593 and Ch$133,553,287 respectively, for the construction of ten buildings without a construction permit and for the existence of an additional building without municipal approval. On October 20, 2004 the Company filed an appeal against the aforementioned sanctions. The Court of Appeals of Valdivia, through resolution dated December 1, 2004 reduced the fines from 20% to 0.5% of the budget, such that the fines were reduced to $796,190 and $3,338,832, respectively.

7)	Related to the Nueva Aldea Forestry Industrial Complex., in Exempt Resolution No. 169, dated August 13, 2004, the National Environmental Commission, through its Regional Commission of Bío Bío, sanctioned the Company for lack of compliance with the standards required by the Resolution of Environmental Qualification authorizing the construction of the complex. The sanction, of which the Company was notified on August 30, 2004, includes one warning and six fines, for a total of 1,600 UTM. The Company has not filed an appeal.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

8)	Through Exempt Resolution No. 818 dated December 9, 2004, COREMA fined the Company 200 UTM for the delay in the delivery of certain documents in relation to the measurements of AOX in the fluid industrial waste at the Valdivia Plant.

9)	Arauco’s Department of Health Services began a sanitation investigation on August 23, 2004, related to a turpentine spill. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM.

This resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

10)	Through Resolution No. 12.655/130 dated September 15, 2005, the general board of the Maritime Territory and Merchant Marine fined the Company 5,000 gold pesos due to a turpentine spill that occurred at the Arauco Plant on August 23, 2004.

b)	Arauco Generación S.A.

The Commission of Electricity and Fuels, in Exempt Resolution No. 809 dated April 27, 2004, imposed a fine of 70 UTA on Arauco Generación S.A. in its capacity as a member company of the Load Economic Dispatch Center – Central Interconnected System, for not coordinating to preserve the safety of the electric system, as found in the Central Interconnected System’s investigation of the general failure that occurred on January 13, 2003. The fine is currently being appealed.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

25.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the term of the bonds.

The charges to income related to such amortizations for the years ended December 31, 2004 and 2005 were U.S.$ 2,797 thousand and U.S.$ 2,760 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense” on the consolidated statements of income. The costs recorded for each year are shown below.

	As of December 31,
	2004 ThU.S.$	2005 ThU.S.$
Stamp tax	5,425	4,302
Underwriters commission	4,697	5,545
Rate insurance commission	124	35
Risk evaluation	60	48
Accounting advice	16	10
Printing costs	86	71
Legal advice	498	1,730
Repayment of bonds	3,179	2,704
Other	90	221

Total bond issue costs	14,175	14,666

26.	CASH FLOW

According to regulations established in Circular No. 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Purchase of fixed assets	U.S.$	48,45 million	2006
Purchase of fixed assets	U.S.$	3,00 million	2007
Nueva Aldea (formerly named the Itata Mill) construction project	U.S.$	198,60 million	2006

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

27.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the year ended December 31, 2005.

•	Activities of monitoring, analysis and treatments of gases and effluents. Spent: U.S.$20,155 thousand (U.S.$ 651 thousand in 2004). Estimated future cost: U.S.$30,309 thousand (U.S.$317 thousand in 2004).

•	Payment related to environmental protection as a consequence of the Nueva Aldea Project (formerly named the Itata Mill project). Spent: U.S.$21,695 thousand. Estimated future cost: U.S.$3,795 thousand.

•	Disbursement in 2004 related to environmental protection as consequence of the Valdivia Mill Project. Spent: U.S.$1,696. Estimated future cost: U.S.$253.

•	Project to improve the evacuation of water and effluent treatment of the Paneles Mill. Spent: U.S.$368 thousand (U.S.$281 thousand in 2004). Estimated future cost: U.S.$225 thousand (U.S.$52 thousand in 2004).

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and December 31, 2005 these subsidiaries paid U.S.$215 thousand (U.S.$159 thousand in 2004) in relation to the system and anticipate that an additional U.S.$65 thousand (U.S.$105 thousand in 2004) will be spent.

28.	SUBSEQUENT EVENTS

No events have occurred since December 31, 2005 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Matías Domeyko C.
Controller	Chief Executive Officer

Press Release

February 28th, 2006

Arauco

Celulosa Arauco y Constitución S.A., 2005 Annual results.

- Arauco's net consolidated income as of December 31, 2005 reached US$438 million, a decrease of 25.8% compared to the same period of 2004, primarily as a result of a reduction in operating income and a decrease in foreign exchange gains.

- Arauco's consolidated sales as of December 31, 2005 increased 14.4% compared to the same period of 2004, reaching US$2.37 billion.

- Fourth quarter consolidated EBITDA reached US$197 million, a 6.1% decrease from the EBITDA obtained in the third quarter.

- Arauco's cumulative consolidated EBITDA for 2005 totalized US$894 million, a decrease of 8.9% compared to the same period of 2004.

- During 2005 the capital expenditures were US$910 million compared with US$735 million during 2004. The main investments during 2005 were the ongoing construction of the Nueva Aldea pulp mill and the acquisition in Brazil and Argentina

KEY FIGURES

US$ Millon	Q4 2004	Q3 2005	Q4 2005	Var. %	Q1-Q4 2004	Q1-Q4 2005	Var. %
Sales	559	609	631	3,6%	2.075	2.374	14,4%
Operating Margin	310	291	268	-7,6%	1.191	1.154	-3,1%
Operating income	192	152	136	-10,8%	806	667	-17,3%
EBITDA	244	209	197	-6,1%	982	894	-8,9%
Net income	152	102	88	-13,9%	590	438	-25,8%
Net Financial Debt	1.560	1.852	1.999	8,0%	1.560	1.999	28,2%
Capitalization	5.949	6.343	6.585	3,8%	5.949	6.585	10,7%
EBITDA Margin	43,7%	34,4%	31,2%		47,3%	37,7%	
ROCE	11,2%	7,9%	7,0%		11,7%	8,8%	

* EBITDA = Operating Income + Depreciation + Stumpage
** Capitalization = Financial Debt + Equity

Celulosa Arauco y Constitución S.A.

2 CONSOLIDATED INCOME STATEMENT ANALYSIS
5 CONSOLIDATED BALANCE SHEET ANALYSIS
8 SUBSEQUENT EVENTS
9 FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT ANALYSIS

Arauco’s consolidated sales for the year 2005 reached US$2.37 billion, a 14.4% increase compared to the same period of 2004. The increase in consolidated sales resulted from a growth in sales of panels and sawn timber, stemming from the commencement of operations of a new plywood mill and sawmill at the Nueva Aldea complex, as well as the consolidation of revenues from our March 2005 acquisition in Brazil and our October 2005 acquisition in Argentina.

The cumulative 2005 breakdown of sales by product is presented in Figure 1.

During the fourth quarter of 2005, sales revenue reached US$631 million, a 3.6% growth over the previous quarter and a 12.9% growth over the fourth quarter of 2004. The increase of sales registered between the third and fourth quarter of 2005 was the result of higher panel and sawmill products sales, partially offset by lower sales from forestry and pulp (Figure 2).

Panel sales grew 12.0% compared to the previous quarter, totalling US$179 million. This was mainly due to a 9.9% increase in the average price of panels and the increase in volume due to the acquisition in Argentina during the fourth quarter of 2005.

Pulp sales reached US$241 million during the fourth quarter 2005, a 1.6% decrease compared to the previous quarter. This reduction in sales was due to a decrease of 1.6% in sales volume. Average price remained stable compared to the third quarter.

Pulp prices remained stable during the year with only small changes, due to a moderate increase in the demand resulting from a sustained economic activity in China and USA, and a relative poor performance of the European economies.

2

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sawmill sales reached US$175 million during the fourth quarter of 2005, an 11.3% increase compared to the third quarter. This variation was principally due to an increase in average sales prices after seeing a low average price scenario during the first three quarters, due to an overstock in USA and Japan. This effect was partially offset by a decrease in sales volume of sawn timber products of 7.6% with respect to the third quarter of 2005.

Production during the fourth quarter of 2005 decreased 5.5% in panels, increased 7.8% in sawn timber products and increased 5.1% in pulp, as compared with the third quarter of 2005 (Figure 3). The increase in pulp production was mainly due to the restart of operations in the Valdivia mill, after the July stoppage.

Pulp production during the year 2005 decreased 5.2% compared to 2004, mainly due to the stoppage of operations in the Valdivia pulp mill in January and July.

The start of operations of the Nueva Aldea Plywood Mill and Sawmill, and the acquisition of assets in Brazil and Argentina, led to a 64.2% increase in panel production and a 6.4% increase in sawmill production during 2005, compared to the previous year.

Cost of sales increased 13.9%, from US$318 million during the third quarter of 2005, to US$363 million during the fourth quarter of 2005. Primarily as a result of an appreciation of the Chilean peso with respect to the US dollar, an increase in the cost of lumber and an increase in the maintenance costs.

The increase in the cost of lumber is explained by a higher price of pulp logs and chips, and an increase in the volume purchased from third parties.

Selling and administrative expenses decreased a 4.2% during the fourth quarter of this year due to a reduction in sales volume and a decrease in shipping costs resulting from a relative excess of supply in the shipping industry.

Consolidated fourth quarter EBITDA decreased 6.1% compared to the third quarter, reaching US$197 million, primarily as a result of a decrease in pulp and sawn timber EBITDA, which was partially offset by an increase in forestry EBITDA (Figure 4)

3

CONSOLIDATED INCOME STATEMENT ANALYSIS

The reduction in interest expense with respect to the third quarter of 2005 was primarily the result of a decrease in liabilities due to the US$175 million Yankee Bond payment in September 2005.

4

CONSOLIDATED INCOME STATEMENT ANALYSIS

Consolidated Net Income for fourth quarter of 2005 reached US$88 million, a decrease of 13.9%) when compared to the previous quarter (Figure 6). Both sales and costs increased in the fourth quarter, primarily as a result of higher average prices and the increase in unit costs. Non-operating income decreased 27.4% due to a reduction in foreign exchange gains as a result of the appreciation of the Chilean peso and the Euro with respect to the US dollar.

5

CONSOLIDATED BALANCE SHEET ANALYSIS

Current assets remained constant during the fourth quarter compared to the previous one.

Fixed assets increased 5.5% in the fourth quarter compared to the third quarter of 2005. This was mainly explained by an increase in Property, Plant and Equipment due to the acquisition in Argentina and the advance in the construction of the Nueva Aldea pulp mill.

Liabilities increased a 4.2% during the fourth quarter of 2005 compared to the third quarter of 2005 mainly due to the consolidation of debt of the Faplac acquisition in Argentina.

Arauco’s stockholders equity at the end of the fourth quarter of 2005 reached US$4.2 billion, increasing 3.9% compared to the third quarter of 2005 due to the increase in Net Income and the annual revaluation of forestry reserves in December 2005.

FINANCIAL DEBT

US$ million	Q4 2004	Q3 2005	Q4 2005
Short term Debt	0.5	4.5	52.5
Short-term portion of long-term debt	211.4	32.3	104.1
Long term financial debt	1,734.1	2,218.0	2,179.6

TOTAL FINANCIAL DEBT	1,946.0	2,254.8	2,336.1

Cash & equivalents	386.4	403.1	336.8

NET FINANCIAL DEBT	1,559.5	1,851.7	1,999.3

6

CONSOLIDATED BALANCE SHEET ANALYSIS

Main Financial Ratios of Arauco:

	Q1-Q4/04		Q1-Q4/05
FINANCIAL RATIOS
Profitability
Gross margin	57.4%		48.6%
Operating margin	38.9%		28.1%
EBITDA margin	47.2%		37.7%
ROA (EBIT / Average Total Assets)	13.4%		10.0%
ROCE (EBIT (1 - tax rate) / Average Total Capitalization)	11.7%		8.8%
ROE (Net Income / Average Equity)	15.5%		10.6%
Leverage
Interest Coverage Ratio (EBITDA / Net Interest)	10.1	x	7.5	x
Interest Coverage Ratio (EBITDA / Gross Interest)	7.9	x	5.9	x
Average Financial Debt / EBITDA	1.5	x	2.0	x
Total financial debt / Total Capitalization	32.7%		35.5%
Net financial debt / Total Capitalization	26.2%		30.4%
Total financial debt / Equity	48.6%		55.0%
Net financial debt / Equity	39.0%		47.1%

7

SUBSEQUENT EVENTS

On February 1st, 2006, The Corema of Tenth Region extended deadline to Arauco for presenting the environmental study.

The Regional Environmental Commission (Corema) extended until March 31st, 2007 the deadline for presenting the environmental study for the alternative discharge of waste water of the Valdivia Mill. The original deadline was March 31st, 2006.

On February 13th, 2006, the Corema of the Eight Region unanimously approved (13 votes to 0) the environmental impact study for the construction and operation of the Nueva Aldea mill Pipeline.

The Pipeline will have a length of 58.3 kilometres and an estimated capex of US$60 million, and it will be operating during the fourth quarter of 2007.

DISCLAIMER

Figures for the Arauco’s operations in Chile and its consolidated international operations were prepared in accordance with Chilean generally accepted accounting principles (Chilean GAAP).

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, that could materially impact Arauco’s actual performance. Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “US$” are to United States dollars.

8

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

US$ Million	Q1-Q4/04	Q1-Q4/05
Net Sales	2,075.1	2,373.6
Cost of sales	(883.9)	(1,219.8)

Gross margin	1,191.2	1,153.8

Selling and administrative expenses	(384.7)	(486.7)
Operating income	806.5	667.0
Interest Income	26.3	31.5
Income on investments in related companies	6.5	7.2
Other non operating income	8.8	9.9
Loss on investments in related companies	0.0	0.0
Goodwill Amortization	(3.5)	(3.4)
Interest expense	(123.5)	(150.4)
Other non operating expenses	(15.1)	(16.5)
Price level restatement	0.3	0.8
Foreign exchange gain (loss)	15.7	(5.7)

Non-operating income	(84.5)	(126.6)

Income before taxes and extraordinary items	722.0	540.4
Income taxes	(136.7)	(107.4)
Extraordinary Items	0.0	0.0
Income before minority interest	585.3	432.9
Minority interest	(0.3)	(0.1)
Net income after minority interest	585.0	432.9
Negative goodwill amortization	5.5	5.4

Net income for the period	590.4	438.3

EBITDA	981.8	894.2

For more detail on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

9

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

US$ Million	12/31/04	12/31/05
Cash & equivalents	386.4	336.8
Accounts receivable	347.0	303.9
Inventories	507.2	609.1
Other current assets	161.0	213.7

Total Current Assets	1,401.5	1,463.6

Total Fixed Assets	4,785.4	5,490.9

Total Other Assets	109.3	77.0

TOTAL ASSETS	6,296.2	7,031.5

Short term debt	211.8	156.6
Accounts payable	120.8	168.9
Other current liabilities	93.3	105.7

Total Current Liabilities	426.0	431.1

Long-term debt	451.6	497.1
Long-term bonds	1,282.5	1,682.5
Other long term liabilities	126.2	158.8

Total Long Term Liabilities	1,860.3	2,338.3

Minority Interest	6.8	12.9

Total Shareholder's Equity	4,003.1	4,249.1

TOTAL LIABILITES & SHAREHOLDER`S EQUITY	6,296.2	7,031.5

For more detail on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

10

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

US$ Million	12/31/04	12/31/05
Net income (loss) for the period	590.4	438.3
Results on sales of assets	2.2	(0.6)
Depreciation	132.5	165.1
Charges (credits) to income not affecting cash flow	14.6	61.7
Changes in assets, affecting cash flow	(182.3)	(245.4)
Changes in liabilities, affecting cash flow	158.3	382.3
Profit (loss) of minority interest	0.3	0.1

Net cash provided by (used in) operating activities	716.1	801.4

Debt issuance	307.7	710.8
Debt repayment	(259.9)	(445.1)
Other financing cash flow	(175.4)	(211.1)

Net cash provided by (used in) financing activities	(127.6)	54.6

Capital Expenditures	(735.5)	(910.4)
Other investment cash flow	(52.4)	47.7

Net cash provided by (used in) investing activities	(787.8)	(862.8)

Total positive (negative) cash flow of the period	(199.4)	(6,767)

Effect of inflation on cash and cash equivalents	5.9	(11.3)
Net increase (decrease) in cash and cash equivalents	(193.5)	(18.1)
Cash and cash equivalents at beginning of the period	550.1	356.6

Cash and cash equivalents at end of the period	356.6	338.5

For more detail on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: March 13, 2006	By:	/s/ MATIAS DOMEYKO C.
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer